Filed by Ventas, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Healthcare Trust, Inc.

Commission File No.: 001-36394

Ventas to Acquire ARC Healthcare for $2.6B and 29 Canadian SHOP Assets for $900M June 2, 2014

2 Key Highlights and Terms of Transactions Financial Consideration • Acquiring 100% of the outstanding shares of ARC Healthcare for $11.33 per share, representing a total valuation of $2.6B ($2.9B including acquisition pipeline) Consideration will consist of Ventas shares at a fixed exchange ratio of 0.1688x (with cash election capped at 10% of common shares) Attractive investment pipeline of $250M or more expected to be completed by end of 2014 • Acquiring 29 Canadian independent living seniors housing assets for approximately $900M • Total combined NOI of $225M to $230M (including ARC Healthcare’s acquisition pipeline) Summary of Transactions • Acquisition of American Realty Capital Healthcare Trust, Inc. (NASDAQ: HCT), a publicly traded diversified healthcare REIT (“ARC Healthcare”) • Acquisition of 29 Canadian independent living seniors housing assets to be managed by Atria Senior Living Key Benefits • Solidifies position as global leader in MOBs and seniors housing • Consistent with Ventas’s strategy • Adds to and expands tenant/operator relationships • Bolsters Atria footprint and Canadian market exposure • Accretive to Ventas shareholders • Balance sheet and credit stats remain strong Timing • ARC Healthcare expected to close Q4 2014 • Canadian assets expected to close Q3 2014

3 High-Quality and Diversified Portfolio of Assets • Total of 143 properties, comprised of: 78 medical office buildings 29 seniors housing operating communities 13 seniors housing triple-net properties 14 skilled nursing facilities 7 hospitals 2 land parcels • Private pay revenue sources account for 82%1 • MOBs are over 97% occupied and 71% of tenants are investment grade • SHOP assets are 94% occupied, have REVPOR of $4,300 and are located in markets with above average household incomes • Minimal overlap in tenants/operators • EBITDARM coverage for the triple-net lease portfolio will improve Ventas’s existing coverages and escalators are consistent with current portfolio Note: Figures exclude ARC Healthcare’s property acquisition pipeline. 1. Data as a percentage of 2015E cash NOI. Summerhill Villa, Santa Clarita, CA Reliant Rehabilitation, Dallas, TX Solana at Cinco Ranch, Katy, TX

4 Premiere Canadian Seniors Housing Operating Assets • 100% private-pay independent living seniors housing communities with an average age of 14 years • Geographically diverse portfolio located in 7 of the 10 Canadian provinces Portfolio located in submarkets with above average demographics including robust median household income • Contain 3,354 independent living units • Average occupancies of 90% • Robust EBITDAR margin of approximately 50% • Strong REVPOR of C$3,200 • Expected NOI growth of 4% to 5% • Assets to be managed by Atria Senior Living upon closing of transaction Following transaction close, Atria will manage 173 communities for Ventas, inclusive of two unrelated communities that closed after Q1 2014 Lethbridge, Lethbridge, AB Chateau de Champlain, St. John, NB Canyon Meadows, Calgary, AB

5 ARC Healthcare Portfolio Detail Other Arbor Company (SHOP) Platinum Healthcare (SH NNN / SNF) UnitedHealth Group Inc. (MOB) – Rated “A” by S&P Frontier Management (SH NNN / SHOP) Principal Senior Living (SHOP) Top 3 Tenants / Operators: 22%2 MOBs • 78 properties • 4M square feet • 77% on-campus / affiliated • 71% investment grade • Minimal rollover; low CapEx required • 8 year average remaining lease term1 Seniors Housing • 42 communities (29 SHOP, 13 NNN) • 3,080 units • Geographically diverse • 15 year average remaining lease term in NNN portfolio1 Hospitals • 7 assets (4 rehab, 2 LTACHs, 1 orthopedic and spine surgery center) • 444 beds • 17 year average remaining lease term1 SNFs • 14 assets • 1,320 beds • 14 year average remaining lease term1 Top Tenants / Operators by NOI1,2 Portfolio Detail 1. Based on 2015E cash NOI. 2. Totals may not add due to rounding.

6 Geographic Diversification and International Expansion Note: Map includes all 29 Canadian independent living seniors housing assets and 141 assets acquired from ARC Healthcare; excluding ARC Healthcare’s property Note: acquisition pipeline and two land parcels. Hospitals Seniors Housing - NNN SNFs MOBs: On Campus MOBs: Off Campus Seniors Housing - RIDEA

Strong Balance and Diversification

Excellence. Sustained.™



Current[1,2]
VENTAS
Loans, JVs & Other
U.S. Hospitals
MOBs
SNFs
4%
7%
16%
19%
26%
28%
Seniors Housing NNN
Seniors Housing Operating

74% Private Pay[4]



Pro Forma[2,3]
VENTAS + Canadian Assets + ARC Healthcare
Loans, JVs & Other
U.S. Hospitals
MOBs
SNFs
4%
7%
18%
18%
24%
30%
Seniors Housing NNN
Seniors Housing Operating

75% Private Pay[4]

Source: Company filings and ARC Healthcare management data.
1. Represents NOI diversification as of Q1 2014.
2. Totals may not add due to rounding.
3. Based on underwritten Atria Canada NOI and ARC Healthcare 2015E cash NOI; excluding ARC Healthcare's property acquisition pipeline.
4. Private pay defined as asset classes other than SNFs and Hospitals; based on NOI.

VENTAS 7

8 Excellent Tenant/Operator Diversification Other Atria Sunrise Kindred Brookdale & Emeritus Elmcroft Other Atria Sunrise Kindred Brookdale & Emeritus Elmcroft Top 3 Tenants / Operators: 40% Current1,2 Top 3 Tenants / Operators: 38%2 Pro Forma2,3 Source: Company filings and ARC Healthcare management data. 1. Represents tenant NOI diversification as of Q1 2014; pro forma for Brookdale / Emeritus merger. 2. Totals may not add due to rounding. 3. Based on underwritten Atria Canada NOI and ARC Healthcare 2015E cash NOI; excluding ARC Healthcare’s property acquisition pipeline. + Canadian Assets + ARC Healthcare

Acquired SHOP Portfolio are the Best Assets, in the Best Markets, with the Best Operators

Excellence. Sustained.™

U.S. Demographic Trends

- The 75+ cohort is growing 6x faster than the rest of the population
- Employment +1.2% and home prices +13% in 2013, strong correlations to seniors housing occupancy[1]
- 79M baby boomers Medicare eligible starting in 2011 fuels our MOB business

Canadian Seniors Demographic Trends

- Seniors make up the fastest-growing age group in Canada
- In 2011, an estimated 5 million Canadians were 65+, a number that is expected to double in the next 25 years to 10.4 million by 2036[2]
- The acquired communities in New Brunswick, Québec, Ontario, Saskatchewan, and British Columbia are located in provinces with in-line or above average current and projected 65+ populations[2]

Household Income Above U.S. and Canadian Medians



$61,559
$51,579
$59,408
ARC Healthcare + Canadian Assets[3]
United States
Canada

Significantly Higher 75+ Population



7.1%
6.2%
6.7%
ARC Healthcare + Canadian Assets[3]
United States
Canada

75+ Population Growth 31% Above U.S. Median[4]



2.4%
1.8%
2.7%
ARC Healthcare + Canadian Assets[3]
United States
Canada

1. Data per U.S. Department of Labor, Bureau of Labor Statistics, Green Street Advisors (March 2014) and Goldman Sachs Global Investment Research (December 2013).
2. Employment and Social Development Canada, Aging Population study.
3. Represent weighted average value by 2015E cash NOI.
4. Represents 5-year CAGR.

VENTAS®
9

10 Key Financial Detail Note: Including ARC Healthcare’s property acquisition pipeline; funding sources assume 10% of consideration to ARC Healthcare common shareholders paid in cash. 1. including ARC Healthcare’s $250M acquisition pipeline. $1.8B direct equity issuance at $67.13 per share $1.7B debt financing at attractive rates Total combined NOI of $225M to $230M Estimating $0.10+ accretion to 2015 normalized FFO Combined unlevered cap rate of 6% Balance sheet and credit stats remain strong Aggregate Value ($B) ARC Healthcare - Equity $2.0 ARC Healthcare - Net Debt1 0.9 Holiday Canada 0.9 Total $3.8 Assumed Funding ($B) Equity Consideration $1.8 New Debt1 1.7 Assumed Debt 0.3 Total $3.8

11 Key Takeaways Solidifies position as global leader in MOBs and seniors housing Consistent with Ventas’s strategy Adds to and expands tenant/operator relationships Bolsters Atria footprint and Canadian market presence Accretive to Ventas shareholders Balance sheet and credit stats remain strong

12 Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. The forward-looking statements are based on management’s beliefs as well as on a number of assumptions concerning future events. Readers of these materials are cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. The most important factors that could prevent the Company from achieving its stated goals include, but are not limited to: (a) the ability and willingness of the Company’s tenants, operators, borrowers, managers and other third parties to satisfy their obligations under their respective contractual arrangements with the Company, including, in some cases, their obligations to indemnify, defend and hold the Company harmless from and against various claims, litigation and liabilities; (b) the ability of the Company’s tenants, operators, borrowers and managers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness; (c) the Company’s success in implementing its business strategy and the Company's ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions and investments, including investments in different asset types and outside the United States; (d) the extent of future or pending healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; (e) increases in the Company’s borrowing costs as a result of changes in interest rates and other factors; (f) the ability of the Company’s operators and managers, as applicable, to comply with laws, rules and regulations in the operation of the Company’s properties, to deliver high quality services, to attract and retain qualified personnel and to attract residents and patients; (g) the Company’s ability and willingness to maintain its qualification as a REIT in light of economic, market, legal, tax and other considerations; (h) the ability and willingness of the Company’s tenants to renew their leases with the Company upon expiration of the leases, the Company’s ability to reposition its properties on the same or better terms in the event of nonrenewal or in the event the Company exercises its right to replace an existing tenant or manager, and obligations, including indemnification obligations, the Company may incur in connection with the replacement of an existing tenant or manager; (i) risks associated with the Company’s senior living operating portfolio, such as factors that can cause volatility in the Company’s operating income and earnings generated by those properties, including without limitation national and regional economic conditions, costs of food, materials, energy, labor and services, employee benefit costs, insurance costs and professional and general liability claims, and timely delivery of accurate property-level financial results for those properties; and (j) the other factors set forth in the Company‘s periodic filings with the Securities and Exchange Commission.

13 Additional Information about the Proposed Transaction and Where to Find it In connection with the proposed transaction, Ventas expects to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will contain a proxy statement of ARC Healthcare and a prospectus of Ventas, and each party will file other documents with respect to Ventas’s proposed acquisition of ARC Healthcare. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ventas and ARC Healthcare with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ventas with the SEC are also available free of charge on Ventas’s website at http://www.ventasreit.com/, and copies of the documents filed by ARC Healthcare with the SEC are available free of charge on ARC Healthcare’s website at http://www.archealthcaretrust.com/. Ventas and ARC Healthcare and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ARC Healthcare’s stockholders in respect of the proposed transaction. Information regarding Ventas’s directors and executive officers can be found in Ventas’s definitive proxy statement for Ventas’s 2014 annual meeting of stockholders, filed with the SEC on April 4, 2014. Information regarding ARC Healthcare’s directors and executive officers can be found in ARC Healthcare’s definitive proxy statement for ARC Healthcare’s 2014 annual meeting of stockholders, filed with the SEC on April 28, 2014. Additional information regarding the interests of such potential participants will be included in the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction when they become available. These documents are available free of charge on the SEC’s website and from Ventas or ARC Healthcare’s, as applicable, using the sources indicated above.

Ventas to Acquire ARC Healthcare for $2.6B and 29 Canadian SHOP Assets for $900M June 2, 2014